Exhibit 99.1

JM Wowo Limited Reports First Quarter 2016 Unaudited Financial Results

BEIJING, June 28, 2016 (GLOBE NEWSWIRE) -- JM Wowo Limited (the “Company” or “JM Wowo”) (NASDAQ:JMU), a leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced its unaudited financial results for the first quarter of 2016 ended March 31, 2016.

First Quarter 2016 Financial Highlights

•	B2B online platform recorded gross billing of RMB1647.5 million (US$255.5 million) in the first quarter of 2016, measured in terms of gross merchandise value (“GMV”).

•	Active customer accounts reached 28,500 as of March 31, 2016.

•	Third-party sellers on the Company’s JMU online marketplace reached 10,821 as of March 31, 2016, compared to 4,600 as of December 31, 2015.

•	Revenues in the first quarter of 2016 were $44.3 million, an increase of 498.2% from $7.4 million in the fourth quarter of 2015.

•	Net loss attributable to JM Wowo was $4.3 million in the first quarter of 2016, a decrease of 95.4% from $92.3 million in the fourth quarter of 2015.

•	Non-GAAP net loss attributable to JM Wowo (note 1) was $2.7 million in the first quarter of 2016, compared to $4.7 million in the fourth quarter of 2015.

Ms. Xiaoxia Zhu, Co-chairperson and Chief Executive Officer commented, “We are pleased to achieve nearly 500% growth in revenue with a dramatically reduced net loss in the first quarter of 2016 compared to last quarter. Our revenue growth was attributable to the significant increase in our online direct sales. We launched our current B2B business for the foodservices industry at the end of 2014, and as of March 31, 2016, our active customer accounts reached 28,500 and the number of third-party sellers on our platform reached 10,821. As the number of participants on JMU increased, our platform achieved substantial growth with GMV reaching $1,647.5 million during the first quarter of 2016.”

“We plan to continue to expand our online platform operations by directly and strategically collaborating with suppliers in the catering industry. In May, we established strategic partnerships with a number of direct suppliers via new strategic cooperation agreements while also renewing old agreements. These suppliers include some of the most high-profile brands in China, such as Yihai Kerry, Chia Tai Food, Kinghey, Lee KumKee, Tenwoo Food, Wens Group, Wuyi MSG, Sino-Australia Top Beef, Kerchin Cattle, MingWei Food, and Nine-Alliance Group. It is our belief that collaborating with market-leading brands further guarantees the food safety of our supply chain, and increases our capacity to provide high-quality food materials to a growing group of customers.”

“In an effort to further ensure the food safety of our supply chain, we are pleased to connect our JMU online platform to the Shanghai FDA tracking system.”

“Late in the first quarter of 2016, we were honored to be selected by the China Federation of Logistics and Purchasing and the National Logistics Technology Standardization Committee as a pilot company to apply the latest Food Industry Cold Chain Logistics Service Standards. We believe this is a testament to our reputation and the strength of our supply chain expertise.”

“Finally, earlier this month, Xiao Nan Guo, one of China's largest mid-to-high-end full-service Chinese restaurant chains, made an investment in our Company. This strategic investment, along with further collaboration between our Company and Xiao Nan Guo, is a sign of recognition and confidence in the market potential of JMU’s B2B online platform. By utilizing our experience and expertise in both the online and traditional industries, we have confidence that our online marketplace will attract more merchants and create long-term value for our customers and shareholders.”

Recent Operating Highlights

•	As of May 2016, the Company had signed or renewed strategic cooperation agreements with numerous direct suppliers in the catering industry to help attract additional merchant purchasers by expanding product volume and selection on the Company’s online platform.

•	In June 2016, the Company changed its trading symbol to “JMU” to brand its online trading platform and to better reflect JM Wowo’s commitment to serving suppliers and customers in the food service industry in China.

•	In June 2016, Xiao Nan Guo, agreed to acquire a 9.82% stake in the Company for a total consideration of approximately $47.5 million from several existing shareholders. The Company will further build an in-depth strategic collaboration with Xiao Nan Guo on its supply chain system and provide Xiao Nan Guo with a comprehensive purchasing supply chain service covering storage, logistics and purchasing links.

First Quarter 2016 Financial Performances

As previously announced, in September 2015, JM Wowo divested Wowo Group Limited, the Company’s group buying and other non-foodservice-related businesses in an effort to build one of China's largest internet foodservice platforms, improve its profitability and streamline its business operations.

Revenues were $44.3 million for the first quarter of 2016, an increase of 498.2% from $7.4 million in the fourth quarter of 2015. The growth of revenue in the first quarter 2016 reflects the significant increase of our online direct sales.

Cost of revenues was $44.4 million in first quarter 2016, which primarily consisted of the costs related to acquiring direct-sell products and related shipping charges. The rebates and subsidies the Company receives from suppliers are accounted as a reduction to the purchase price and are recorded as a reduction of cost of revenues when the product is sold. $8.0 million cost of revenues were recognized in the fourth quarter of 2015.

Total operating expenses decreased 94.9% to $4.7 million for first quarter 2016 from $92.2 million in the fourth quarter of 2015 as we did not incur an impairment of goodwill in the first quarter of 2016. The operating expenses in the first quarter 2016 consist of selling and marketing expenses and general and administrative expenses.

•	Selling and marketing expenses in the first quarter 2016 decreased 43.7% to $1.7 million from $2.9 million in the fourth quarter of 2015. The decrease in marketing expenses was primarily due to higher operating expenses in the fourth quarter of 2015 spent on JMU’s anniversary celebration at the end of 2015.

•	General and administrative expenses in first quarter 2016 were $3.0 million, down 10.0% compared to $3.4 million in the fourth quarter of 2015. The decrease was primarily due to a higher amount of consulting and auditing fees incurred during the fourth quarter of 2015.

Loss from operations in the first quarter of 2016 was $4.8 million, a significant decrease compared to an operating loss of $92.8 million in the fourth quarter of 2015.

Income tax benefits in the first quarter of 2016 were $0.54 million as compared to $0.58 million in the fourth quarter of 2015.

Net loss attributable to the Company in the first quarter of 2016 was $4.3 million, a decrease of 95.4% as compared to $92.3 million in the fourth quarter of 2015. Non-GAAP net loss attributable to the Company, which excludes amortization of acquired intangible assets, impairment of goodwill and related provision for income tax benefits, was $2.7 million compared to $4.7 million in the fourth quarter of 2015. Net loss per weighted average ADS (American depositary shares, each of which represents 18 ordinary shares of the Company) attributable to the Company’s ordinary shareholders was $0.05 in the first quarter of 2016 compared to $1.13 in the fourth quarter of 2015.

For the quarter ended March 31, 2016 and December 31, 2015 the Company’s weighted average number of ordinary shares used in computing loss per ordinary share was 1,476,208,670 and 1,476,208,670, respectively.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment of goodwill and related provision for income tax benefits.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP financial results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP loss from operations and net loss attributable to the Company) which is adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment of goodwill and related provision for income tax benefits. A limitation of using these non-GAAP financial measures is that amortization of acquired intangible assets, impairment of goodwill and related provision for income tax benefits have been and may continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures. Please see the reconciliation tables at the end of this earnings release.

About JM Wowo

JM Wowo currently operates China’s leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the catering industry. With the help of Internet and cloud technologies, JM Wowo has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. JM Wowo is further promoting the use of its platform for small- and medium-sized restaurants and restaurant chains in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, JM Wowo has formed a leading industrial alliance and has great resource leverage in China’s catering industry. JM Wowo works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “plan”, “project”, “potential”, “seek”, “may”, “might”, “can”, “could”, “will”, “would”, “shall”, “should”, “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JM Wowo’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JM Wowo’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JM Wowo’s plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JM Wowo might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JM Wowo does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Wowo Limited

Unaudited Condensed Consolidated Statements of Operations

(US dollars in thousands, except share number and per share data)

	Three months ended
	December 31, 2015	March 31, 2016

Revenues	7,399	44,263
Cost of revenues	7,965	44,419
Gross loss	(566)	(156)
Operating expenses:
Selling and marketing	2,930	1,650
General and administrative	3,380	3,041
Impairment of goodwill	85,935	-
Total operating expenses	92,245	4,691
Loss from operations	(92,811)	(4,847)
Interest income	3	13
Other expenses, net	(38)	-
Loss before provision for income taxes	(92,846)	(4,834)
Provision for income tax benefits	578	540
Net loss attributable to Wowo Limited	(92,268)	(4,294)
Net loss attributable to holders of ordinary shares of Wowo Limited	(92,268)	(4,294)
Net loss per ordinary shares
Basic	-0.06	-0.00
Diluted	-0.06	-0.00
Weighted average shares used in calculating net loss per ordinary shares
Basic	1,476,208,670	1,476,208,670
Diluted	1,476,208,670	1,476,208,670

Wowo Limited

Unaudited Condensed Consolidated Balance Sheets

 (US dollars in thousands)

	December 31,	March 31,
	2015	2016
Assets
Current assets:
Cash and cash equivalents	11,152	2,608
Accounts receivable, net	3,748	5,577
Inventories, net	94	1,004
Prepaid expenses and other current assets	25,282	22,924
Amounts due from related parties	807	625
Total current assets	41,083	32,738
Long-term equity investment	-	388
Property and equipment, net	478	461
Acquired intangible assets, net	50,563	48,351
Goodwill	250,650	250,650
Long-term deferred expenses	-	988
Total assets	342,774	333,576
Current liabilities:
Accounts payable	3,831	5,725
Accrued expenses and other current liabilities	19,971	9,813
Advance from customers	828	2,146
Amounts due to related parties	320	2,956
Total current liabilities	24,950	20,640
Non-current liabilities:
Other non-current liabilities	502	502
Deferred tax liabilities-non-current	12,641	12,088
Total liabilities	38,093	33,230
Shareholders' equity:
Ordinary shares	14	14
Additional paid-in capital	630,470	630,470
Accumulated deficit	(326,711)	(331,005)
Accumulated other comprehensive income	908	867
Total Wowo Limited shareholders' equity	304,681	300,346
Total liabilities and equity	342,774	333,576

Wowo Limited
Reconciliation of Non-GAAP financial measures to comparable GAAP measures
(US Dollars in thousands)

Three months ended March 31, 2016	GAAP	ADJUSTMENTS			Non-GAAP
		(a)	(b)	(c)

Loss from operations	4,847	2,159			2,688

Net loss attributable to Wowo Limited	4,294	2,159		(540)	2,675

Three months ended December 31, 2015	GAAP	ADJUSTMENTS			Non-GAAP
		(a)	(b)	(c)

Loss from operations	92,811	2,209	85,935		4,667

Net loss attributable to Wowo Limited	92,268	2,209	85,935	(578)	4,702

(a)	Adjustment to exclude amortization of acquired intangible assets

(b)	Adjustment to exclude impairment of goodwill

(c)	Adjustment to exclude provision for income tax benefits

Contact:

Lichao Zhao, IR Director

Wowo Limited

zhaolichao@ccjmu.com

Tel: 86-137 7066 2694

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: 203-682-8200